Exhibit 12.1

Oncothyreon Inc.

Ratio of Earnings to Fixed Charges

September 30, 2014

Oncothyreon Inc. and Consolidated Subsidiaries

Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges

	For the Nine Months Ended September 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
		(in thousands)
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$(22,384)	$(38,759)	$(3,415)	$(42,656)	$(15,818)	$(17,019)
Add fixed charges	93	124	433	763	145	174

Income (loss) before fixed charges	$(22,291)	$(38,635)	$(2,982)	$(41,893)	$(15,673)	$(16,845)

Fixed charges:
Interest expense	$—	$—	$309	$631	$—	$—
Estimate of interest expense within rental expense	93	124	124	132	145	174

Total fixed charges	$93	$124	$433	$763	$145	$174

Sufficiency (deficiency) of earnings:	$(22,384)	$(38,759)	$(3,415)	$(42,656)	$(15,818)	$(17,019)